

January 29, 2009

Room 7010

R. Bruce McDonald
Executive Vice President and Chief Financial Officer
Johnson Controls, Inc.
5757 North Green Bay Avenue
Milwaukee, Wisconsin 53209

>    **Re:    Johnson Controls, Inc.**
>    **Form 10-K for Year Ended September 30, 2008**
>    **File No. 001-05097**

Dear Mr. McDonald:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

## Form 10-K for the Year Ended September 30, 2008

Business, page 1

1.　Please tell us, and in future filings disclose, the information required by Item 101(a)(1) of Regulation S-K.

Market for Registrant's Common Equity, page 15

2.　We note the disclosure in the second paragraph on page 16 regarding your stock repurchase program. Please provide to us, and in future filings disclose, the tabular information regarding your stock repurchase program as required by Item 703 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 31

3.  We note that your credit rating was recently downgraded. Please tell us, and in future filings describe, the manner in which a credit downgrade affects the terms of your credit agreements or your ability to access the debt capital markets.

4.  Please provide a more specific and comprehensive discussion of the terms of any significant covenants within your loan agreements. Please also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted.

Goodwill and Other Intangible Assets, page 53

5.  We note your brief discussion of general economic conditions in 2009 that may negatively impact your business. In future filings, please provide a discussion of recent economic events and the specific impacts and risks to your business, if any. Your revised discussion should be comprehensive and address the following:

    ▪ Explain whether the market for your products, including the lower market-wide demand in the housing, new construction and remodeling markets as well as the automotive markets which have impacted your top 3 customers, has had any current or expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your operations since September 30, your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information.

    ▪ Expand your liquidity discussion to address any expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity such as your current outstanding debt instruments and related covenant compliance.

    ▪ Expand MD&A to discuss the impact the current stock market crisis has had on pension plan assumptions and the net periodic benefit cost, as well as the expected impact on future operations from a decrease in plan assets, change in expected return and amortization of actuarial loss. Discuss other significant factors, such as the discount rate assumption and plan settlements. Discuss the impact on your financial position from changes in the fair value of plan assets and actuarial gains or losses. Discuss

> funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity from potential incremental cash payments to maintain funding requirements. In this regard, we note you assume an expected return rate of 8.5% and 50% - 60% of pension plan assets are invested in equity securities at September 30, 2008.
>
> - Considering your stock price has declined from $33 per share to $14 per share in 2008 and you have recorded significant impairment and restructuring charges, tell us and disclose how you have assessed long-lived assets, goodwill and intangibles and deferred tax assets for recoverability in this current market environment and whether or not any market conditions in your first quarter 2009 has triggered interim testing. Your revised disclosure should describe the assumptions used, known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods. Given the current economic conditions and the impact it has had on your stock price, operations and assets under management, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results.
> - Discuss the impact certain commodity prices, such as prices for steel, aluminum, copper and fuel costs, have impacted operations, specifically your inventory balance in a time where demand maybe low. To the extent current market conditions may result in an adjustment to your inventory value, please disclose.

In your response to this letter, please provide a detailed description of proposed future disclosure.

Certifications, Exhibits 31.1 and 31.2

6. In future filings, please revise the certifications to conform to the format provided in Item 601(b)(3l) of Regulation S-K. In this regard, we note the language "and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f))" has been omitted from section 4 of the certifications.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 18

7. We note that the company sets the total direct compensation opportunity based on the 50th percentile of its compensation peer group, but that total compensation may differ from the benchmarking percentile based on other factors. Please tell us, and in future filings disclose, the actual percentiles for total compensation. To the extent it differs from the benchmarking percentile, please tell us, and in future filings disclose, the reason(s) for the difference.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Senior Accountant, at (202) 551-3738 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Sherry Haywood, Attorney, at (202) 551- 3345 or Andrew Schoeffler, Attorney at (202) 551-3748.

Sincerely,

Terence O'Brien
Accounting Branch Chief